Exhibit 99.1

TELESAT CANADA

Quarterly Report

For the Three Month Period Ended March 31, 2017

i

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

TELESAT CANADA

(FORMERLY TELESAT HOLDINGS INC.)

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31

(in thousands of Canadian dollars) (unaudited)	Notes	2017	2016
Revenue	5	$234,669	$234,933
Operating expenses	6	(55,198)	(46,847)
		179,471	188,086
Depreciation		(56,122)	(56,285)
Amortization		(6,587)	(6,610)
Other operating losses, net		(24)	(2,504)
Operating income		116,738	122,687
Interest expense	7	(49,750)	(50,219)
Interest and other income		192	1,175
Gain (loss) on changes in fair value of financial instruments		12,522	(5,869)
Gain on foreign exchange		23,487	189,522
Income before tax		103,189	257,296
Tax expense	8	(15,206)	(19,930)
Net income		$87,983	$237,366

See accompanying notes to the condensed consolidated interim financial statements

TELESAT CANADA

(FORMERLY TELESAT HOLDINGS INC.)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31

(in thousands of Canadian dollars) (unaudited)	2017	2016
Net income	$87,983	$237,366
Other comprehensive loss
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	(7,056)	(18,879)
Other comprehensive loss	(7,056)	(18,879)
Total comprehensive income	$80,927	$218,487

See accompanying notes to the condensed consolidated interim financial statements

TELESAT CANADA

(FORMERLY TELESAT HOLDINGS INC.)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in thousands of Canadian dollars) (unaudited)	Notes	Common shares	Preferred shares	Total share capital	Accumulated earnings	Equity-settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total shareholders’ equity
Balance as at January 1, 2016		$340,602	$316,272	$656,874	$188,479	$32,265	$40,510	$72,775	$918,128
Net income		—	—	—	237,366	—	—	—	237,366
Repurchase of stock options	19	—	—	—	(15,913)	(8,745)	—	(8,745)	(24,658)
Issuance of share capital on stock option exercise		—	1,861	1,861	(1,269)	(592)	—	(592)	—
Other comprehensive loss, net of tax of $nil		—	—	—	—	—	(18,879)	(18,879)	(18,879)
Share-based compensation		—	—	—	—	1,745	—	1,745	1,745
Balance as at March 31, 2016		$340,602	$318,133	$658,735	$408,663	$24,673	$21,631	$46,304	$1,113,702
Balance as at April 1, 2016		$340,602	$318,133	$658,735	$408,663	$24,673	$21,631	$46,304	$1,113,702
Net income		—	—	—	55,534	—	—	—	55,534
Dividends declared on preferred shares		—	—	—	(10)	—	—	—	(10)
Other comprehensive income, net of tax expense of $1,424		—	—	—	3,676	—	17,114	17,114	20,790
Share-based compensation		—	—	—	—	4,025	—	4,025	4,025
Balance as at December 31, 2016		$340,602	$318,133	$658,735	$467,863	$28,698	$38,745	$67,443	$1,194,041
Balance as at January 1, 2017		$340,602	$318,133	$658,735	$467,863	$28,698	$38,745	$67,443	$1,194,041
Net income		—	—	—	87,983	—	—	—	87,983
Return of capital	12	(314,022)	(192,113)	(506,135)	—	—	—	—	(506,135)
Issuance of share capital on stock option exercise	12	—	82	82	—	(5)	—	(5)	77
Other comprehensive loss, net of tax of $nil		—	—	—	—	—	(7,056)	(7,056)	(7,056)
Share-based compensation		—	—	—	—	899	—	899	899
Balance as at March 31, 2017		$26,580	$126,102	$152,682	$555,846	$29,592	$31,689	$61,281	$769,809

See accompanying notes to the condensed consolidated interim financial statements

TELESAT CANADA

(FORMERLY TELESAT HOLDINGS INC.)

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars) (unaudited)	Notes	March 31, 2017	December 31, 2016
Assets
Cash and cash equivalents		$290,970	$782,406
Trade and other receivables		50,699	55,639
Other current financial assets		2,502	2,548
Prepaid expenses and other current assets		47,108	61,107
Total current assets		391,279	901,700
Satellites, property and other equipment	5, 9	1,889,805	1,915,411
Deferred tax assets		3,463	2,844
Other long-term financial assets	5	44,949	35,687
Other long-term assets	5	3,657	3,815
Intangible assets	5, 10	828,415	832,512
Goodwill		2,446,603	2,446,603
Total assets		$5,608,171	$6,138,572
Liabilities
Trade and other payables		$33,359	$44,107
Other current financial liabilities		48,160	58,992
Other current liabilities		81,802	80,448
Current indebtedness	11	16,371	21,931
Total current liabilities		179,692	205,478
Long-term indebtedness	11	3,756,081	3,829,707
Deferred tax liabilities		464,411	471,233
Other long-term financial liabilities		76,580	81,252
Other long-term liabilities		361,598	356,861
Total liabilities		4,838,362	4,944,531
Shareholders’ Equity
Share capital	12	152,682	658,735
Accumulated earnings		555,846	467,863
Reserves		61,281	67,443
Total shareholders’ equity		769,809	1,194,041
Total liabilities and shareholders’ equity		$5,608,171	$6,138,572

See accompanying notes to the condensed consolidated interim financial statements

TELESAT CANADA

(FORMERLY TELESAT HOLDINGS INC.)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31

(in thousands of Canadian dollars) (unaudited)	Notes	2017	2016
Cash flows from operating activities
Net income		$87,983	$237,366
Adjustments to reconcile net income to cash flows from operating activities
Depreciation		56,122	56,285
Amortization		6,587	6,610
Tax expense	8	15,206	19,930
Interest expense	7	49,750	50,219
Interest income		(1,055)	(1,491)
Gain on foreign exchange		(23,487)	(189,522)
(Gain) loss on changes in fair value of financial instruments		(12,522)	5,869
Share-based compensation		899	1,745
Loss on disposal of assets		24	2,504
Other		(12,495)	(9,881)
Income taxes paid, net of income taxes received	17	(12,226)	(37,680)
Interest paid, net of capitalized interest and interest received	17	(47,824)	(22,018)
Repurchase of stock options	19	—	(24,658)
Operating assets and liabilities	17	23,434	69,279
Net cash from operating activities		130,396	164,557
Cash flows used in investing activities
Satellite programs, including capitalized interest		(36,530)	(61,692)
Purchase of property and other equipment		(3,746)	(2,466)
Purchase of intangible assets		(7,205)	(31,240)
Net cash used in investing activities		(47,481)	(95,398)
Cash flows used in financing activities
Repayment of indebtedness	17	(8,060)	(25,009)
Payment of debt issue costs	17	(42,867)	—
Return of capital to shareholders	12	(506,135)	—
Capital lease payments	17	(7)	(5)
Satellite performance incentive payments	17	(2,362)	(1,912)
Proceeds from exercise of stock options	12	77	—
Settlement of derivatives		211	—
Net cash used in financing activities		(559,143)	(26,926)
Effect of changes in exchange rates on cash and cash equivalents		(15,208)	(23,873)
(Decrease) increase in cash and cash equivalents		(491,436)	18,360
Cash and cash equivalents, beginning of period		782,406	690,726
Cash and cash equivalents, end of period	17	$290,970	$709,086

See accompanying notes to the condensed consolidated interim financial statements

Telesat Canada
(Formerly Telesat Holdings Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2017
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

1. BACKGROUND OF THE COMPANY

On January 1, 2017, Telesat Holdings Inc. completed a corporate reorganization pursuant to which Telesat Holdings Inc. amalgamated with Telesat Interco Inc. and immediately thereafter the newly amalgamated company amalgamated with Telesat Canada. The continuing entity, existing under the laws of Canada, is named Telesat Canada.

Telesat Canada (the “Company” or “Telesat”) is a Canadian corporation. Telesat is a leading global satellite operator providing reliable and secure satellite-delivered communication solutions worldwide to broadcast, telecom, corporate and government customers. The fleet today consists of 15 satellites and the Canadian payload on ViaSat-1 with two other geostationary satellites under construction. In addition, the Company has two prototype Ka-band satellites under construction to support the development of the planned global low earth orbit (“LEO”) constellation. Telesat also manages the operations of additional satellites for third parties. Telesat is headquartered in Ottawa at 1601 Telesat Court, Ontario, Canada, K1B 5P4, with offices and facilities around the world.

As at March 31, 2017, Loral Space and Communications Inc. (“Loral”) and Canada’s Public Sector Pension Investment Board (“PSP Investments”) indirectly held economic interests in Telesat of approximately 63% and 36%, respectively, with the remaining economic interest held by various individuals. Loral indirectly held a voting interest of 33% on all matters including the election of directors. PSP Investments indirectly held a voting interest of 67% on all matters except for the election of directors, and a 29% voting interest for the election of directors. The remaining voting interest of 38% for the election of directors is held by shareholders of the Company’s Director Voting Preferred Shares.

Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the unaudited condensed consolidated interim financial statements of Telesat Canada.

On May 3, 2017, these financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.

2. BASIS OF PRESENTATION

Statement of Compliance

The financial statements represent the interim financial statements of the Company and its subsidiaries, on a consolidated basis, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting.

These financial statements should be read in conjunction with the December 31, 2016 consolidated financial statements of Telesat Holdings Inc. The financial statements use the same basis of presentation and significant accounting policies as outlined in Notes 2 and 4 of the consolidated financial statements for the year ended December 31, 2016, with the exception of those outlined in the change in accounting policies in Note 3 below. The results of operations for the three months ended March 31, 2017 and 2016 are not necessarily indicative of the results that may be expected for a full fiscal year.

Basis of Consolidation

Subsidiaries

These consolidated financial statements include the results of the Company and subsidiaries controlled by the Company. Control is achieved when the Company has power over an entity, has exposure, or rights to variable returns from its involvement with an entity, and has the ability to use the power over an entity to affect the amount of its return.

Telesat Canada
(Formerly Telesat Holdings Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2017
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

2. BASIS OF PRESENTATION  – (continued)

Joint arrangements

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to their share of the assets and revenue, and obligations for the liabilities and expenses, relating to the arrangement.

The Company’s consolidated financial statements include the Company’s share of the assets, liabilities, revenue and expenses of its interest in joint operations.

3. CHANGE IN ACCOUNTING POLICIES

IAS 7, Statement of Cash Flows

The Company adopted the amendment to IAS 7, Statement of Cash Flows, with a date of initial adoption of January 1, 2017.

This amendment requires disclosure of the cause of the changes in liabilities arising from financing activities. The incremental disclosure has been added within Note 17.

4. SIGNIFICANT ACCOUNTING POLICIES

Future Changes in Accounting Policies

The International Accounting Standards Board (“IASB”) periodically issues new and amended accounting standards. The new and amended standards determined to be applicable to the Company are disclosed below. The remaining new and amended standards have been excluded as they are not applicable.

Revenue

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB in May 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current revenue standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard which is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB in July 2014, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Impairments of financial assets are determined using a single impairment model that requires entities to recognize expected credit losses without requiring a triggering event to occur. Financial liabilities are measured using one of three measurement approaches (fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”), or amortized cost). Financial liabilities that are held-for-trading are measured at FVTPL, financial liabilities that are considered available for sale are measured at FVTOCI unless the FVTPL option is elected, while all other financial liabilities are measured at amortized cost unless the fair value option is elected. The treatment of embedded derivatives under the new standard is consistent with IAS 39.

Telesat Canada
(Formerly Telesat Holdings Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2017
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

This standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Leases

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016, and will replace IAS 17, Leases and related interpretations on leases. IFRS 16 will require a lessee to recognize a right-of-use asset and lease liability for all leases with a term of more than 12 months. The standard will also require that the depreciation of the lease assets be recorded separately from the interest on the lease liabilities on the statement of income. For lessors, IFRS 16 substantially carries forward the requirements of IAS 17. IFRS 16 also aligns the definition of a lease with the control based approach in IFRS 15.

Companies can elect to use either a retrospective approach with a restatement of comparative information or a retrospective approach with the cumulative effect of initial application shown in retained earnings instead of the restatement of the comparative information. The standard is effective for annual periods beginning on or after January 1, 2019. Earlier application of the standard is permitted if it is applied in conjunction with IFRS 15. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

Share-based payments

In June 2016, amendments were issued by the IASB for IFRS 2, Share-based Payments. These amendments clarify the accounting treatment and disclosure requirements for certain types of share-based payment transactions, including cash settled share-based payment transactions, share-based payment transactions with a net settlement feature for withholding tax obligations, as well as modifications of share-based payment transactions from cash settled to equity settled. These amendments are effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

5. SEGMENT INFORMATION

Telesat operates in a single reportable industry segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

The Company derives revenue from the following services:

•	Broadcast — Direct-to-home television, video distribution and contribution, and occasional use services.
•	Enterprise — Telecommunication carrier and integrator, government, consumer broadband, resource, maritime and aeronautical, retail and satellite operator services.
•	Consulting and other — Consulting services related to space and earth segments, government studies, satellite control services, and research and development.

Revenue derived from the above services were as follows:

Three months ended March 31,	2017	2016
Broadcast	$119,091	$123,492
Enterprise	110,566	105,827
Consulting and other	5,012	5,614
Revenue	$234,669	$234,933

Telesat Canada
(Formerly Telesat Holdings Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2017
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

5. SEGMENT INFORMATION  – (continued)

Geographic Information

Revenue by geographic regions was based on the point of origin of the revenue, which was the destination of the billing invoice, and was allocated as follows:

Three months ended March 31,	2017	2016
Canada	$107,011	$110,377
United States	76,563	81,917
Latin America & Caribbean	19,462	21,065
Asia & Australia	17,933	6,766
Europe, Middle East & Africa	13,700	14,808
Revenue	$234,669	$234,933

The Company’s satellites are in geosynchronous orbit. For disclosure purposes, the satellites, and the intangible assets, have been classified based on ownership. Satellites, property and other equipment and intangible assets by geographic regions were allocated as follows:

As at	March 31, 2017	December 31, 2016
Canada	$1,110,570	$1,152,337
Europe, Middle East & Africa	642,100	620,219
United States	133,770	139,064
All others	3,365	3,791
Satellites, property and other equipment	$1,889,805	$1,915,411

As at	March 31, 2017	December 31, 2016
Canada	$740,203	$744,150
United States	41,941	42,471
Latin America & Caribbean	36,336	35,736
All others	9,935	10,155
Intangible assets	$828,415	$832,512

Other long-term financial assets and other long-term assets by geographic regions were allocated as follows:

As at	March 31, 2017	December 31, 2016
Canada	$34,189	$25,176
Europe, Middle East & Africa	9,157	8,764
All others	1,603	1,747
Other long-term financial assets	$44,949	$35,687

Telesat Canada
(Formerly Telesat Holdings Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2017
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

5. SEGMENT INFORMATION  – (continued)

As at	March 31, 2017	December 31, 2016
Canada	$3,283	$3,372
Europe, Middle East & Africa	374	443
Other long-term assets	$3,657	$3,815

Goodwill was not allocated to geographic regions.

Major Customers

There were three significant customers each representing more than 10% of consolidated revenue for the three months ended March 31, 2017 and 2016.

6. OPERATING EXPENSES

Three months ended March 31,	2017	2016
Compensation and employee benefits(a)	$28,628	$18,653
Other operating expenses(b)	10,271	9,888
Cost of sales(c)	16,299	18,306
Operating expenses	$55,198	$46,847
(a)	Compensation and employee benefits included salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation. The balance for the three months ended March 31, 2017, included $11.7 million of expenses associated with a special payment to stock option holders, including associated benefit expenses.
(b)	Other operating expenses included general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs.
(c)	Cost of sales included the cost of third-party satellite capacity, the cost of equipment sales and other costs directly attributable to fulfilling the Company’s obligations under customer contracts.

7. INTEREST EXPENSE

Three months ended March 31,	2017	2016
Interest on indebtedness	$51,541	$48,025
Interest on derivative instruments	—	946
Interest on satellite performance incentive payments	1,281	1,478
Interest on employee benefit plans	592	399
Capitalized interest	(3,664)	(629)
Interest expense	$49,750	$50,219

8. INCOME TAXES

Three months ended March 31,	2017	2016
Current tax expense	$22,074	$24,278
Deferred tax recovery	(6,868)	(4,348)
Tax expense	$15,206	$19,930

Telesat Canada
(Formerly Telesat Holdings Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2017
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

8. INCOME TAXES  – (continued)

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:

Three months ended March 31,	2017	2016
Income before tax	$103,189	$257,296
Multiplied by the statutory income tax rates	26.61%	26.61%
	27,459	68,466
Income tax recorded at rates different from the Canadian tax rate	(2,214)	(3,077)
Permanent differences	(5,595)	(18,865)
Effect of temporary differences not recognized as deferred tax assets	(4,003)	(28,861)
Other	(441)	2,267
Tax expense	$15,206	$19,930
Effective income tax rate	14.74%	7.75%

9. SATELLITES, PROPERTY AND OTHER EQUIPMENT

For the three months ended March 31, 2017, the Company had satellite, property and other equipment additions of $36.5 million (March 31, 2016 — $51.0 million) with substantially all of the asset additions related to the Telstar 19 VANTAGE and Telstar 18 VANTAGE satellites which are currently under construction.

10. INTANGIBLE ASSETS

For the three months ended March 31, 2017, the Company had additions to intangible assets of $1.9 million (March 31, 2016 — $31.3 million) with substantially all of the additions relating to the LEO constellation currently under development (March 31, 2016 — concession rights for the use of frequency spectrum in Brazil and the LEO constellation).

11. INDEBTEDNESS

As at	March 31, 2017	December 31, 2016
Senior Secured Credit Facilities
Revolving Credit Facility	$—	$—
Term Loan B – U.S. Facility (March 31, 2017 – USD $2,417,865, December 31, 2016 – USD $2,423,925)	3,220,113	3,257,998
8.875% Senior Notes (USD $500,000)	665,900	672,050
	3,886,013	3,930,048
Deferred financing costs, interest rate floor, and prepayment option	(113,561)	(78,410)
	3,772,452	3,851,638
Less: current indebtedness	(16,371)	(21,931)
Long-term indebtedness	$3,756,081	$3,829,707

On February 1, 2017, Telesat amended its Senior Secured Credit Facilities. The amendment to the Senior Secured Credit Facilities reduced the applicable margin on the Term Loan B — U.S. Facility from 3.75% to 3.00%. Additional debt issue costs of $38.4 million were incurred in connection with this amendment.

Telesat Canada
(Formerly Telesat Holdings Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2017
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

12. SHARE CAPITAL

The number of shares and stated value of the outstanding shares were as follows:

	As at March 31, 2017		As at December 31, 2016
	Number of shares	Stated value	Number of shares	Stated value
Common Shares	74,252,460	$26,580	74,252,460	$340,602
Voting Participating Preferred Shares	7,034,444	48,246	7,034,444	77,995
Non-Voting Participating Preferred Shares	38,391,823	77,846	38,384,823	240,128
Director Voting Preferred Shares	1,000	10	1,000	10
Share capital		$152,682		$658,735

In January 2017, the Board of Directors approved a cash distribution to shareholders, as a reduction of stated capital, in the amount of approximately $387.2 million U.S. dollars. These distributions were made during the first quarter of 2017.

In January 2017, 7,000 stock options granted under the Company’s stock incentive plan were exercised for 7,000 Non-Voting Participating Preferred Shares in exchange for $0.1 million.

13. CAPITAL DISCLOSURES

The Senior Secured Credit Facilities are secured by substantially all of the Company’s assets, excluding the assets of unrestricted subsidiaries. If the Revolving Facility is drawn, the Senior Secured Credit Facilities require Telesat Canada to comply with a first lien net leverage ratio test. As at March 31, 2017, the first lien net leverage ratio was 3.99:1.00, which was less than the maximum test ratio of 5.75:1.00.

The Company’s operating results are tracked against budget on a monthly basis, and this analysis is reviewed by senior management.

14. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at March 31, 2017.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. As at March 31, 2017, the maximum exposure to credit risk is equal to the carrying value of the financial assets which totalled $389.1 million (December 31, 2016 — $876.3 million).

Cash and cash equivalents are invested in high quality investment grade financial instruments and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments.

The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks relating to trade accounts receivable. The Company’s standard payment terms are 30 days with interest typically charged on balances remaining unpaid at the end of the standard payment terms. The Company’s historical experience with customer defaults has been minimal. As at March 31, 2017, North American and International customers made up 41% and 59% of the outstanding trade receivable balance, respectively (December 31, 2016 — 38% and 62%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts as at March 31, 2017 was $3.4 million (December 31, 2016 — $3.5 million).

Telesat Canada
(Formerly Telesat Holdings Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2017
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

14. FINANCIAL INSTRUMENTS  – (continued)

The Company mitigates the credit risk associated with derivative instruments by entering into them with only high quality financial institutions.

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the entirely U.S. dollar denominated indebtedness. As at March 31, 2017, the Canadian dollar equivalent of the U.S. dollar denominated indebtedness was $3,886.0 million (December 31, 2016 — $3,930.0 million) before netting of deferred financing costs, interest rate floor and prepayment option.

In July 2016, Telesat entered into four forward foreign exchange contracts which require the Company to pay $7.0 million Canadian dollars to receive 4.2 million British Pounds Sterling. As at March 31, 2017, there was one forward foreign exchange contract with a maturity of April 2017 outstanding with an insignificant fair value.

As at March 31, 2017, the impact of a 5 percent increase (decrease) in the value of the Canadian dollar against the U.S. dollar on financial assets and liabilities would have increased (decreased) net income by $209.1 million and increased (decreased) other comprehensive income by $31.4 million. This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its indebtedness. The interest rate risk on the indebtedness is from a portion of the debt having a variable interest rate. Changes in the interest rates could impact the amount of interest that the Company is required to pay or receive.

If the interest rates on the unhedged variable rate indebtedness change by 0.25%, excluding the potential impact of an interest rate floor, the result would be an increase or decrease to net income of $2.0 million for the three months ended March 31, 2017.

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient funds available to meet current and foreseeable financial requirements.

The contractual maturities of financial liabilities as at March 31, 2017 were as follows:

	Carrying amount	Contractual cash flows (undiscounted)	2017	2018	2019	2020	2021	Thereafter
Trade and other payables	$33,359	$33,359	$33,359	$—	$—	$—	$—	$—
Customer and other deposits	3,109	3,109	2,636	222	18	—	233	—
Satellite performance incentive payments	75,403	99,520	11,397	13,443	13,480	11,228	9,775	40,197
Other financial liabilities(1)	12,289	12,311	10,927	556	473	355	—	—
Indebtedness(2)	3,907,847	5,233,252	185,452	226,107	225,047	224,049	222,202	4,150,395
	$4,032,007	$5,381,551	$243,771	$240,328	$239,018	$235,632	$232,210	$4,190,592
(1)	Other financial liabilities exclude the fair value of the interest rate floor derivative liability
(2)	Indebtedness excludes deferred financing costs, interest rate floor and prepayment option

Telesat Canada
(Formerly Telesat Holdings Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2017
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

14. FINANCIAL INSTRUMENTS  – (continued)

The interest payable and interest payments includes in the carrying value and contractual cash flows, respectively, in the above table, were as follows:

	Interest payable	Interest payments
Satellite performance incentive payments	$2,362	$25,228
Other financial liabilities	$398	$420
Indebtedness	$21,834	$1,347,239

Financial assets and liabilities recorded on the balance sheet and the fair value hierarchy levels used to calculate those values were as follows:

As at March 31, 2017	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$290,970	$—	$—	$290,970	$290,970	Level 1
Trade and other receivables	50,699	—	—	50,699	50,699	(3)
Other current financial assets(1)	2,501	1	—	2,502	2,502	Level 1, Level 2
Other long-term financial assets(1)	20,048	24,901	—	44,949	44,949	Level 1, Level 2
Trade and other payables	—	—	(33,359)	(33,359)	(33,359)	(3)
Other current financial liabilities	—	(27)	(48,133)	(48,160)	(50,432)	Level 2
Other long-term financial liabilities	—	(12,078)	(64,502)	(76,580)	(79,469)	Level 2
Indebtedness(2)	—	—	(3,886,013)	(3,886,013)	(3,972,625)	Level 2
	$364,218	$12,797	$(4,032,007)	$(3,654,992)	$(3,746,765)

As at December 31, 2016	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$782,406	$—	$—	$782,406	$782,406	Level 1
Trade and other receivables	55,639	—	—	55,639	55,639	(3)
Other current financial assets	2,548	—	—	2,548	2,548	Level 1
Other long-term financial assets(1)	20,756	14,931	—	35,687	35,687	Level 1, Level 2
Trade and other payables	—	—	(44,107)	(44,107)	(44,107)	(3)
Other current financial liabilities	—	(761)	(58,231)	(58,992)	(61,368)	Level 2
Other long-term financial liabilities	—	(13,952)	(67,300)	(81,252)	(82,781)	Level 2
Indebtedness(2)	—	—	(3,930,048)	(3,930,048)	(3,992,467)	Level 2
	$861,349	$218	$(4,099,686)	$(3,238,119)	$(3,304,443)
(1)	The other current and long-term financial assets classified as fair value through profit or loss were calculated using level 2 of the fair value hierarchy. All other balances were calculated using level 1 of the fair value hierarchy.
(2)	Indebtedness excludes deferred financing costs, interest rate floor and prepayment option.
(3)	Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

Assets pledged as security

The Senior Secured Credit Facilities are secured by substantially all of Telesat’s assets excluding the assets of unrestricted subsidiaries.

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the

Telesat Canada
(Formerly Telesat Holdings Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2017
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

14. FINANCIAL INSTRUMENTS  – (continued)

measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, the Company determines fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

The fair value hierarchy is as follows:

Level 1 based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially all of the full term of the assets or liabilities.

Level 3 based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. As at March 31, 2017, cash and cash equivalents included $59.4 million (December 31, 2016 — $324.7 million) of short-term investments.

The fair value of the satellite performance incentive payments, included in other current and other long-term financial liabilities, was determined using a discounted cash flow methodology. The calculation is performed on a recurring basis. As at March 31, 2017, the discount rate used was 5.0% (December 31, 2016 — 5.5%).

The fair value of the indebtedness was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, interest rate floor and prepayment option. The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used were as follows:

As at	March 31, 2017	December 31, 2016
Term Loan B – U.S. Facility	100.75%	101.00%
8.875% Senior Notes	109.38%	104.44%

Fair value of derivative financial instruments

Derivatives, with the exception of the forward foreign exchange contracts, were valued using a discounted cash flow methodology. The calculations of the fair value of the derivatives are performed on a recurring basis.

Telesat Canada
(Formerly Telesat Holdings Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2017
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

14. FINANCIAL INSTRUMENTS  – (continued)

Prepayment option cash flows were calculated with a third party valuation model which is based on the current price of the debt instrument and discounted based on a discount curve.

Interest rate floor cash flows were calculated using the Black Scholes option valuation model in Bloomberg and discounted based on discount curves.

The discount rates used to discount cash flows as at March 31, 2017 ranged from 0.98% to 2.19% (December 31, 2016 — 0.77% to 2.15%).

The fair value of the forward foreign exchange contracts was calculated using the forward foreign exchange rates against the British Pound Sterling for the same transactions at the valuation date. The forward foreign exchange rate as at March 31, 2017 was 1.6688 (December 31, 2016 rates ranged from 1.6501 to 1.6509).

The fair value of the derivative assets and liabilities was calculated based on the level 2 of the fair value hierarchy. The current and long-term portions of the fair value of the Company’s derivative assets and liabilities, as at each balance sheet date, were as follows:

As at March 31, 2017	Other current financial assets	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total
Interest rate floor	$—	$—	$(27)	$(12,078)	$(12,105)
Forward foreign exchange contract	1	—	—	—	1
Prepayment option	—	24,901	—	—	24,901
	$1	$24,901	$(27)	$(12,078)	$12,797

As at December 31, 2016	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total
Interest rate floor	$—	$(728)	$(13,952)	$(14,680)
Forward foreign exchange contracts	—	(33)	—	(33)
Prepayment option	14,931	—	—	14,931
	$14,931	$(761)	$(13,952)	$218

The reconciliation of the fair value of derivative assets and liabilities was as follows:

Fair value as at December 31, 2016 and January 1, 2017	$218
Realized losses on derivatives
Forward foreign exchange contracts	(211)
Unrealized gains on derivatives
Interest rate floor	2,425
Prepayment option	10,064
Forward foreign exchange contracts	245
Impact of foreign exchange	56
Fair value as at March 31, 2017	$12,797

Telesat Canada
(Formerly Telesat Holdings Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2017
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

15. SHARE-BASED COMPENSATION PLANS

In connection with the $387.2 million U.S. dollars cash distribution to the Company’s shareholders (Note 12), in January 2017, a special payment was authorized to stock option holders of $12.8 million U.S. dollars, of which $7.6 million U.S. dollars was paid during the first quarter of 2017 with the remaining payments to be made in subsequent periods subject to certain conditions being met.

16. EMPLOYEE BENEFIT PLANS

The expenses included on the condensed consolidated statements of income were as follows:

	2017		2016
Three months ended March 31,	Pension	Other	Pension	Other
Operating expenses	$1,911	$74	$1,559	$55
Interest expense	$431	$161	$219	$180

No amounts were recorded on the condensed consolidated statements of comprehensive income for the three months ended March 31, 2017 or 2016.

The balance sheet obligations, distributed between pension and other post-employment benefits, included in other long-term liabilities were as follows:

As at	March 31, 2017	December 31, 2016
Pension benefits	$14,459	$14,330
Other post-employment benefits	22,359	22,388
	$36,818	$36,718

17. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:

As at March 31,	2017	2016
Cash	$231,548	$515,164
Short-term investments(1)	59,422	193,922
Cash and cash equivalents	$290,970	$709,086
(1)	Consisted of short-term investments with an original maturity of three months or less or which are available on demand with no penalty for early redemption.

Income taxes paid, net of income taxes received was comprised of the following:

Three months ended March 31,	2017	2016
Income taxes paid	$(12,692)	$(37,680)
Income taxes received	466	—
	$(12,226)	$(37,680)

Telesat Canada
(Formerly Telesat Holdings Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2017
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

17. SUPPLEMENTAL CASH FLOW INFORMATION  – (continued)

Interest paid, net of capitalized interest and interest received was comprised of the following:

Three months ended March 31,	2017	2016
Interest paid	$(52,804)	$(24,066)
Interest received	1,316	1,419
Capitalized interest	3,664	629
	$(47,824)	$(22,018)

The net change in operating assets and liabilities was comprised of the following:

Three months ended March 31,	2017	2016
Trade and other receivables	$4,792	$(3,233)
Financial assets	591	(2,091)
Other assets	(1,651)	4,001
Trade and other payables	1,429	2,112
Financial liabilities	(333)	(6)
Other liabilities	18,606	68,496
	$23,434	$69,279

The reconciliation of the liabilities arising from financing activities was as follows:

	Indebtedness	Satellite performance incentive payments	Capital leases
Balance as at January 1, 2017(1)	$3,856,097	$75,985	$422
Debt issue costs	(42,867)	—	—
Cash outflows	(8,060)	(2,362)	(7)
Amortization of deferred financing costs, interest rate floor and prepayment option	3,244	—	—
Other	—	142	2
Impact of foreign exchange	(35,962)	(724)	(4)
Balance as at March 31, 2017	$3,772,452	$73,041	$413
(1)	Balance of the indebtedness as at January 1, 2017, includes $4,459 of accrued debt issue costs associated with the November 2016 refinancing which were paid in 2017.

	Indebtedness	Satellite performance incentive payments	Capital leases
Balance as at January 1, 2016	$4,063,221	$87,026	$—
Non-cash additions	—	—	474
Cash outflows	(25,009)	(1,912)	(5)
Amortization of deferred financing costs, interest rate floors, prepayment option and premiums	3,288	—	—
Other	—	154	(4)
Impact of foreign exchange	(216,678)	(5,133)	(33)
Balance as at March 31, 2016	$3,824,822	$80,135	$432

Telesat Canada
(Formerly Telesat Holdings Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2017
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

17. SUPPLEMENTAL CASH FLOW INFORMATION  – (continued)

Non-cash investing activities were comprised of:

Three months ended March 31,	2017	2016
Satellites, property and other equipment	$9,848	$15,147
Intangible assets	$99	$53

18. COMMITMENTS AND CONTINGENT LIABILITIES

The following is a summary of the Company’s off-balance sheet contractual obligations as at March 31, 2017:

	2017	2018	2019	2020	2021	Thereafter	Total
Operating property leases	$4,756	$6,480	$2,946	$1,262	$906	$1,357	$17,707
Capital commitments	104,612	41,354	—	—	—	—	145,966
Other operating commitments	13,585	10,886	9,547	8,262	7,178	8,547	58,005
	$122,953	$58,720	$12,493	$9,524	$8,084	$9,904	$221,678

Operating property leases consisted of off-balance sheet contractual obligations for land or building usage, while capital commitments included commitments for capital projects. Other operating commitments consisted of third party satellite capacity arrangements as well as other commitments that are not categorized as operating property leases or capital commitments. The Company’s off-balance sheet obligations included the future minimum payments for the non-cancellable period of each respective obligation, which have various terms and expire between 2017 and 2043.

The Company has entered into contracts for the construction and launch of satellites, and other capital expenditures. The total outstanding commitments as at March 31, 2017 were included in capital commitments.

The Company has agreements with various customers for prepaid revenue on several service agreements which take effect when the satellite is placed in service. The Company is responsible for operating and controlling these satellites. As at March 31, 2017, customer prepayments of $397.0 million (December 31, 2016 — $391.8 million), a portion of which is refundable under certain circumstances, were reflected in other current and other long-term liabilities.

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnifications.

Telesat and Loral have entered into an indemnification agreement whereby Loral will indemnify Telesat for tax liabilities for taxation years prior to 2007 related to Loral Skynet operations. Likewise, Telesat will indemnify Loral for the settlement of tax receivables for taxation years prior to 2007.

Telesat Canada
(Formerly Telesat Holdings Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2017
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

18. COMMITMENTS AND CONTINGENT LIABILITIES  – (continued)

Legal Proceedings

The Company frequently participates in proceedings before national telecommunications regulatory authorities. In addition, the Company may also become involved from time to time in other legal proceedings arising in the normal course of its business.

Other than the legal proceedings disclosed in Note 31 of the Company’s December 31, 2016 consolidated statements, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

19. RELATED PARTY TRANSACTIONS

The Company’s immediate shareholders are Red Isle Private Investment Inc. (“Red Isle”), a company incorporated in Canada, Loral Holdings Corporation (“Loral Holdings”), a company incorporated in the United States and various individuals. Red Isle is wholly-owned by PSP Investments, a Canadian Crown corporation. Loral Holdings is a wholly-owned subsidiary of Loral, a United States publicly listed company.

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communication equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Special cash distribution

Effective January 25, 2017, the Board of Directors approved a special cash distribution to shareholders, as a reduction of stated capital, in the amount of approximately $387.2 million U.S. dollars. Of this balance, $138.5 million U.S. dollars was paid to Red Isle, $242.7 million U.S. dollars was paid to Loral Holdings, with the remainder paid to other shareholders. These distributions were made during the first quarter of 2017.

Special payment to stock option holders

In connection with the cash distribution to our shareholders, in January 2017, a special payment was authorized to stock option holders of $12.8 million U.S. dollars, of which $11.3 million U.S. dollars related to key management personnel. $6.5 million U.S. dollars of this balance was paid to key management personnel in the first quarter of 2017 with the remaining payments to be made in subsequent periods subject to certain conditions being met.

Compensation of executives and Board level directors

Compensation of the Company’s executives and Board level directors consists of short-term benefits (including salaries), post-employment benefits and share-based compensation. The transactions have been entered into with the Company in the normal course of operations.

Key management personnel — stock options

During 2013 through 2015, the Board authorized the grant of stock options to certain key management personnel pursuant to the stock incentive plan. An expense of $0.8 million was recorded in the three months ended March 31, 2017, in connection with these stock options (March 31, 2016 — $1.5 million).

Telesat Canada
(Formerly Telesat Holdings Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2017
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

19. RELATED PARTY TRANSACTIONS  – (continued)

In March 2016, a total of 1,253,477 stock options were repurchased from key management personnel and other employees or former employees for total cash consideration of $24.7 million, of which $18.7 million was paid to key management personnel.

Transactions with related parties

The Company and certain of its subsidiaries regularly engage in transactions with related parties. The Company’s related parties include Loral and Red Isle. There were no transactions or balances outstanding with Red Isle during any of the periods presented.

During the periods presented below, the Company and its subsidiaries entered into the following transactions with Loral.

	Sale of goods and services		Purchase of goods and services
Three months ended March 31,	2017	2016	2017	2016
Revenue	$—	$34	$—	$—
Operating expenses	—	—	1,657	1,723

The following balances were outstanding with Loral at the end of the periods presented below:

	Amounts owed by related parties		Amounts owed to related parties
As at	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
Current receivables/payables	$—	$—	$62	$174

The amounts outstanding are unsecured and will be settled in cash.

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the three months ended March 31, 2017 were $2.1 million (March 31, 2016 — $2.3 million).

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with Telesat Canada’s unaudited condensed consolidated interim financial statements beginning at Page 1 of this Quarterly Report.

On January 1, 2017, Telesat Holdings Inc. completed a corporate reorganization pursuant to which Telesat Holdings Inc. amalgamated with Telesat Interco Inc. and immediately thereafter the newly amalgamated company amalgamated with Telesat Canada. The continuing entity, existing under the laws of Canada, is named Telesat Canada.

As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, references to “Telesat,” “Company,” “we,” “our” and “us” refer to Telesat Canada (formerly “Telesat Holdings Inc.”) and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to Telesat Canada’s unaudited condensed consolidated interim financial statements included herein.

The dollar amounts presented in this Quarterly Report are in Canadian dollars unless otherwise specified. On March 31, 2017, the Bloomberg exchange rate was USD $1 = CAD $1.3318. The average exchange rate for the three months ended March 31, 2017, was USD $1 = CAD $1.3257.

The financial information presented herein has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting.

The information contained in this MD&A takes into account information available up to May 3, 2017, unless otherwise noted.

Forward-Looking Statements Safe Harbor

This Quarterly Report contains statements that are not based on historical fact and are “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, we or our representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts. These forward-looking statements can be identified by the use of words such as “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “well positioned,” “project,” “targeted,” “intend,” “pursue” or “outlook” or other variations of these words. These statements or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the SEC on March 1, 2017 as well as Telesat’s other filings with the SEC which can be obtained on the SEC’s website at http://www.sec.gov. Readers are specifically referred to these documents. Known risks and uncertainties include but are not limited to: (1) financial risks, including economic downturns, restrictions imposed by covenants contained in the agreements governing our debt, our leverage, volatility in exchange rates, and our dependence on a few large customers for a significant proportion of our revenue; (2) risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to obtain or renew satellite insurance at all or on reasonable terms, and competition from other providers of telecommunication services; (3) risks associated with domestic and foreign government regulation; and (4) other risks, including potential conflicts of interest with our significant shareholders, litigation, and market risks. The foregoing list of important factors is not exhaustive. The information contained in this Quarterly Report reflects our beliefs, assumptions, intentions, plans and expectations as of the date of this report. We undertake no obligation to update any forward-looking statements.

OVERVIEW OF THE BUSINESS

We are a leading global fixed satellite services operator, with offices and facilities around the world. We provide our satellite and communication services from a fleet of satellites that occupy Canadian and other orbital locations. We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting and other.

The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in-orbit insurance. We have been able to generate a large contracted revenue backlog by entering into long-term contracts with some of our customers for all or substantially all of a satellite’s life. Historically, this has resulted in revenue from the satellite services business being fairly predictable.

As at March 31, 2017, we provided satellite services to customers from our fleet of 15 in-orbit satellites. In addition, we own the Canadian payload on the ViaSat-1 satellite and have two other satellites under construction, and also have two prototype Ka-band satellites under construction. We also manage the operations of additional satellites for third parties.

Telesat and its affiliates operate satellites pursuant to authorizations granted by governments, including those of Canada, the United States, Brazil, the Kingdom of Tonga and the United Kingdom, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn most of our revenue by providing video and data services using satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications.

We recognize revenue when earned, as services are rendered or as products are delivered to customers. For us to recognize revenue, there must be evidence that an arrangement exists, the amount of revenue must be fixed or determinable and our ability to collect must be reasonably assured. In particular, broadcast and some enterprise revenue are generally billed in advance to customers and recognized in the month for which the service is rendered. Consulting revenue for cost plus contracts is recognized after the work has been completed and accepted by the customer. The percentage of completion method is used to recognize consulting revenue for fixed price contracts.

Expenses

Our operating expenses consist of labor, the cost of which has historically been relatively stable, and variable operating expenses which include in-orbit insurance and direct-billed expenses, such as third-party contractor services. As we take advantage of growth opportunities through the addition of satellites to our fleet, we believe we can increase revenue with relatively smaller increases in operating expenses.

Interest expense continues to be significant and arises principally from our Senior Secured Credit Facilities and our Senior Notes. Foreign exchange gains or losses incurred on the translation of our U.S. dollar denominated indebtedness and the gains or losses on financial instruments resulting from variations in the fair value of the prepayment option on our Senior Notes and embedded derivative related to the interest rate floor included on our U.S. Term Loan B Facilities remain significant components of our total expenses.

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense related to various finite-life intangible assets.

FUTURE OUTLOOK

Our desirable spectrum rights, commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled us to successfully develop our business to date. Leveraging these strengths and building on our existing contractual revenue backlog, our focus is on profitably growing our business by increasing the utilization of our in-orbit satellites and, in a disciplined manner, deploying expansion satellite capacity where we anticipate there will be strong market demand. We currently have two geostationary satellites, Telstar 18 VANTAGE and Telstar 19 VANTAGE, under construction. In addition, we have two prototype Ka-band satellites under construction as part of our plan to develop an advanced, global low earth orbit (“LEO”) statellite constellation offering low latency, high throughput broadband services.

We believe we are well-positioned to serve our customers and the markets in which we participate. We actively pursue opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to long-term service agreements prior to the time the satellite construction contract is signed. Although we regularly pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such satellite capacity. We anticipate that the relatively fixed cost nature of our business, combined with increasing demand for satellite services, will over time produce growth in our operating income and cash flows.

As we move through 2017, we remain focused on increasing the utilization of our existing satellites, the construction of our new satellites, and identifying and pursuing opportunities to invest in expansion satellite capacity, all while maintaining our operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Our net income for the three months ended March 31, 2017, was $88 million compared to a net income of $237 million for the same period in the prior year. The negative variation of $149 million was principally due to a lower non-cash gain on foreign exchange for the three months ended March 31, 2017, compared to the same period in the prior year, which was partially offset by a favorable change in the fair value of financial instruments.

Below are the foreign exchange rates used for our condensed consolidated interim financial statements and this MD&A:

	Q1 2017	March 31, 2017	December 31, 2016
USD to CAD spot rate	—	1.3318	1.3441
USD to CAD average rates	1.3257	—	—

	Q1 2016	March 31, 2016	December 31, 2015
USD to CAD spot rate	—	1.3004	1.3839
USD to CAD average rates	1.3785	—	—

Revenue

(in millions of Canadian dollars except percentages)	Three months ended March 31,		% Increase (Decrease)
	2017	2016
Broadcast	$119	$123	(3)%
Enterprise	111	106	5%
Consulting and other	5	6	(17)%
Revenue	$235	$235	—%

Revenue for the three months ended March 31, 2017, remained constant when compared to the same period in the prior year.

Revenue from Broadcast services decreased by $4 million for the three months ended March 31, 2017, when compared to the same period in the prior year. The decrease was mainly due to unfavorable foreign exchange impact on the conversion of U.S dollar denominated revenue into the Canadian dollar equivalent for the three months ended March 31, 2017, when compared to the same period in the prior year, and a reduction in revenue from Canadian spectrum license fees, which also resulted in a corresponding reduction in operating expenses.

Revenue from Enterprise services increased by $5 million for the three months ended March 31, 2017, when compared to the same period in the prior year. The increase was mainly due to short-term services provided to another satellite operator in first quarter of 2017 and higher equipment sales, partially offset by non-renewals or reduction of services for certain customers.

Consulting and other revenue decreased by $1 million for the three months ended March 31, 2017, when compared to the same period in the prior year. The decrease was primarily a result of lower consulting activity in the first quarter of 2017 relative to the first quarter of 2016.

Expenses

(in millions of Canadian dollars except percentages)	Three months ended March 31,		% Increase (Decrease)
	2017	2016
Depreciation	$56	$56	—%
Amortization	7	7	—%
Other operating losses, net	—	3	(100)%
Operating expenses	55	47	17%
Total expenses	$118	$113	4%

Depreciation

Depreciation of satellites, property and other equipment remained constant for the three months ended March 31, 2017, when compared to the same period in the prior year.

Amortization

Amortization of intangible assets remained constant for the three months ended March 31, 2017, when compared to the same period in the prior year.

Other operating losses, net

Other operating losses, net, related to the disposal of equipment in the three months ended March 31, 2016.

Operating Expenses

(in millions of Canadian dollars except percentages)	Three months ended March 31,		% Increase (Decrease)
	2017	2016
Compensation and employee benefits	$29	$19	53%
Other operating expenses	10	10	—%
Cost of sales	16	18	(11)%
Operating expenses	$55	$47	17%

Operating expenses increased by $8 million for the three months ended March 31, 2017, when compared to the same period in the prior year. Operating expenses consisted of compensation and employee benefits, other operating expenses, such as marketing, general and administration expenses, and cost of sales.

Compensation and employee benefits increased by $10 million for the three months ended March 31, 2017, in comparison with the same period in the prior year. The increase was primarily due to a special payment made to stock option holders in the first quarter of 2017 in connection with the cash distribution made to our shareholders, partially offset by lower share-based compensation.

Other operating expenses remained constant for the three months ended March 31, 2017, compared to the same period in the prior year.

Cost of sales decreased by $2 million for the three months ended March 31, 2017, when compared to the same period in the prior year, mainly due to a reduction in Canadian license fees and lower third-party satellite capacity expenses, partially offset by higher cost of equipment sales.

Interest Expense

(in millions of Canadian dollars except percentages)	Three months ended March 31,		% Increase (Decrease)
	2017	2016
Debt service costs	$52	$49	6%
Interest expense on satellite performance incentive payments	1	1	—%
Interest expense on employee benefit plans	1	1	—%
Capitalized interest	(4)	(1)	(300)%
Interest expense	$50	$50	—%

Interest expense included interest related to our debt, net of capitalized interest, as well as, interest related to our derivative instruments, satellite performance incentive payments and employee benefit plans.

Debt service costs, which included interest expense on indebtedness and derivative instruments, increased by $3 million for the three months ended March 31, 2017, when compared to the same period in the prior year. The change in debt service costs was primarily due to higher interest on our new Senior Secured Credit Facilities and Senior Notes. This was combined with a favorable foreign exchange impact on the conversion of U.S. dollar denominated debt costs into Canadian dollar equivalent for the three months ended March 31, 2017, when compared to the same period in the prior year.

Interest on satellite performance incentive payments and on employee benefit plans remained constant for the three months ended March 31, 2017, when compared to the same period in the prior year.

Capitalized interest increased by $3 million for the three months ended March 31, 2017, when compared to the same period in the prior year, primarily due to an increase in accumulated capital expenditures relating to our satellites under construction.

Interest and Other Income

(in millions of Canadian dollars)	Three months ended March 31,
	2017	2016
Interest and other income	$—	$1

Interest and other income was mainly related to interest income on cash and short-term investments.

Foreign Exchange and Derivatives

(in millions of Canadian dollars)	Three months ended March 31,
	2017	2016
Gain (loss) on changes in fair value of financial instruments	$13	$(6)
Gain on foreign exchange	$23	$190

The $13 million gain on changes in fair value of financial instruments in the three months ended March 31, 2017, represented a positive change of $19 million compared to the same period in the prior year. The gain on changes in fair value of financial instruments reflects changes in the fair values of our interest rate floor on our Senior Secured Credit Facilities, and the prepayment option on our Senior Notes, as a result of changes in key economic variables, such as foreign exchange rates, credit spreads and swap rates.

The foreign exchange gain for the three months ended March 31, 2017, was $23 million compared to a foreign exchange gain of $190 million for the same period in 2016 resulting in a negative change of $167 million. The gain for the three months ended March 31, 2017, was mainly due to a weaker U.S. dollar to Canadian dollar spot rate at March 31, 2017 ($1.3318), compared to the spot rate at December 31, 2016 ($1.3441), and the resulting favorable impact on the translation of our U.S. dollar denominated debt. The gain for the three months ended March 31, 2016, was mainly due to a weaker U.S. dollar to Canadian dollar spot rate at March 31, 2016 ($1.3004), compared to the spot rate at December 31, 2015 ($1.3839).

Income Taxes

(in millions of Canadian dollars)	Three months ended March 31,
	2017	2016
Current tax expense	$22	$24
Deferred tax recovery	(7)	(4)
Tax expense	$15	$20

The tax expense for the three months ended March 31, 2017, decreased by $5 million, when compared to the same period in the prior year. The decrease was mainly due to lower taxable income.

Backlog

Contracted revenue backlog represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The majority of our contracted revenue backlog is generated from contractual agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As at March 31, 2017, our contracted backlog was approximately $4.1 billion.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites were to experience a significant launch delay, launch or in-orbit failure, or otherwise fail to operate as anticipated, our customers may be entitled to terminate their agreement and we may be obligated to return all or a portion of the customer prepayments made under service agreements for that satellite and reduce the associated contractual revenue from revenue backlog. Any repayments under such conditions would be funded by insurance proceeds we may receive, cash on hand, short-term investments, and funds available under our Revolving Credit Facility.

We expect our backlog, as at March 31, 2017, to be recognized as follows:

(in millions of Canadian dollars)	Remaining 2017	2018	2019	2020	2021	Thereafter
Backlog	$551	$622	$559	$511	$428	$1,419

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at March 31, 2017, we had $291 million of cash and short-term investments, as well as approximately $200 million U.S. dollars (or Canadian dollar equivalent) of borrowing availability under our Revolving Credit Facility.

Cash Flows from Operating Activities

Cash generated from operating activities for the three months ended March 31, 2017, was $130 million, a $34 million decrease compared to the same period in the prior year. The decrease was primarily due to lower customer prepayments and higher interest paid. This was partially offset by lower income taxes paid and the repurchase of stock options which occurred in the three months ended March 31, 2016.

Cash Flows used in Investing Activities

Cash used in investing activities for the three months ended March 31, 2017 was $47 million. This consisted of $37 million of expenditures on satellite programs, $7 million of payments for intangible assets, as well as $3 million of payments for property and other equipment.

Cash Flows used in Financing Activities

Cash used in financing activities for the three months ended March 31, 2017 was $559 million. This was mostly related to a cash distribution to shareholders, as a reduction of stated capital, the debt issue costs in connection with the repricing of the Senior Secured Credit Facilities and mandatory principal repayments made on our Senior Secured Credit Facilities.

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe cash and short-term investments as at March 31, 2017, cash flows from operating activities, and drawings on the available lines of credit under our Senior Secured Credit Facilities will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including our capital requirements and the required interest and principal payments on our debt.

The construction of any satellite replacement or expansion program will require significant capital expenditures. We may choose to invest in new satellites to further grow our business. Cash required for current and future satellite construction programs will be funded from some or all of the following: cash and short-term investments, cash flows from operating activities, cash flows from customer prepayments or through borrowings on available lines of credit under our Senior Secured Credit Facilities. In addition, we may sell certain satellite assets and, in accordance with the terms and conditions of our Senior Secured Credit Facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under those Senior Secured Credit Facilities. Subject to market conditions and subject to compliance with the terms and conditions of our Senior Secured Credit Facilities and the financial leverage covenant tests therein, we may also have the ability to obtain additional secured or unsecured financing to fund current or future satellite construction. However, our ability to access these sources of funding is not guaranteed, and therefore, we may not be able to fully fund additional replacement or new satellite construction programs.

Debt

Senior Secured Credit Facilities

The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat and certain of our subsidiaries (“Guarantors”). The Credit Agreement contains covenants that restrict the ability of Telesat and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement also requires Telesat and the Guarantors to comply with a maximum first lien net leverage ratio and contains customary events of default and affirmative covenants, including an excess cash sweep, that may require us to repay a portion of the outstanding principal under our Senior Secured Credit Facilities prior to the stated maturity.

Our Senior Secured Credit Facilities are comprised of the following facilities:

i — Revolving Credit Facility

Our Revolving Credit Facility (“Revolving Facility”) is a $200 million loan facility available in either U.S. dollar or Canadian dollar equivalent, maturing on November 17, 2021. Loans under our Revolving Facility bear interest at a floating rate of LIBOR plus an applicable margin ranging from 1.50% to 2.00% for prime rate and Alternative Base Rate loans and ranging from 2.50% to 3.00% for Bankers’ Acceptance (“BA”) and Eurodollar loans. The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. Our Revolving Facility currently has an unused commitment fee of 40 basis points. As at March 31, 2017, other than approximately $0.1 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Term Loan B — U.S. Facility

Our Term Loan B — U.S. Facility (“U.S. TLB Facility”) is a USD $2,430 million loan maturing on November 17, 2023.

As at March 31, 2017, USD $2,418 million of this facility was outstanding, which represents the full amount available following mandatory repayments. The initial terms had the outstanding borrowings under our

U.S. TLB Facility bear interest at a floating rate of LIBOR, but not less than 0.75%, plus an initial applicable margin of 3.75%. On February 1, 2017, we amended the Senior Secured Credit Facilities to reduce the applicable margin to 3.00% on the then outstanding USD $2,424 million. As at February 1, 2017, the mandatory principal repayments on our U.S. TLB Facility are one quarter of 1.00% of the value of the loan at the time of the amendment, which must be paid on the last day of each quarter.

Senior Notes

Our Senior Notes, in the amount of USD$500 million, bear interest at an annual rate of 8.875% and are due November 17, 2024. They include covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance, effect mergers with another entity, and redeem our Senior Notes, without penalty, before November 15, 2022, in each case subject to exceptions provided in the Senior Notes indenture.

As at March 31, 2017, we were in compliance with the financial covenants of our Senior Secured Credit Facilities and the indenture governing our Senior Notes.

Debt Service Cost

An estimate of the interest expense is based upon assumptions of foreign exchange rates, Libor, BA rates and the applicable margins of our Senior Secured Credit Facilities and Senior Notes. Our interest expense for the year ending December 31, 2017, is expected to be approximately $195 million.

Derivatives

We use, from time to time, interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates.

In July 2016, we entered into four forward foreign exchange contracts which require us to pay $7 million Canadian dollars to receive 4 million British Pounds Sterling. As at March 31, 2017, there was one forward foreign exchange contract with a maturity of April 2017 outstanding with an insignificant fair value.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to a prepayment option included on our Senior Notes, as well as an interest rate floor included on our U.S. TLB Facility. As at March 31, 2017, the fair value of the embedded derivative related to the prepayment option on our Senior Notes was an asset of $25 million and the fair value of the embedded derivatives related to the interest rate floor was a liability of $12 million.

The changes in the fair value of these embedded derivatives are recorded on our consolidated statement of income as a gain or loss on changes in fair value of financial instruments and are non-cash.

All derivative instruments are measured at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of our derivative instruments are not reflected in the fair values. The fair values also include an adjustment related to the counterparty credit risk. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

CAPITAL EXPENDITURES

We have entered into contracts for the construction and launch of satellites and other capital expenditures. The outstanding commitments associated with these contracts were approximately $146 million as at

March 31, 2017. These expenditures may be funded from some or all of the following: cash and short-term investments, cash flow from operating activities, cash flow from customer prepayments or funds available under our Revolving Credit Facility.

MARKET RISK

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and short-term investments, accounts receivable, derivative assets and other assets. Cash and short-term investments are invested with high quality financial institutions and are governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments. Credit checks are performed to minimize exposure to any one customer. We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings, but we still periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on our U.S. dollar denominated debt and cash and short-term investments. In addition, a portion of our revenue and expenses, as well as the majority of our capital expenditures are denominated in U.S. dollars.

As a result, the volatility of the U.S. dollar exposes us to foreign exchange risks. For the three month period ended March 31, 2017, we recorded a mainly non-cash foreign exchange gain of approximately $23 million due to a weaker U.S. to Canadian dollar spot rate ($1.3318) compared to December 31, 2016 ($1.3441). For the three month period ended March 31, 2016, we recorded a mainly non-cash foreign exchange gain of approximately $190 million due to a weaker U.S. to Canadian dollar spot rate ($1.3004) compared to December 31, 2015 ($1.3839).

The approximate amount of our revenue and certain expenses denominated in U.S. dollars, as a percentage of their overall balance, is summarized in the table below:

Three months ended March 31,	2017	2016
Revenue	53%	50%
Operating expenses	42%	37%
Interest expense on indebtedness	100%	88%

We use, from time to time, the following instruments to manage our exposure to foreign exchange risk:

•	forward currency contracts to hedge foreign exchange risk on anticipated cash flows, mainly related to the construction of satellites and interest payments; and
•	currency derivative instruments to hedge the foreign exchange risk on our U.S. dollar denominated debt.

Our policy is that we do not use derivative instruments for speculative purposes. As at March 31, 2017, we had one forward currency contract in place and no currency derivative instruments.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our indebtedness and cash and short-term investments at March 31, 2017 by $194 million and $11 million, respectively.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our revenue and certain expenses for the three months ended March 31, 2017, as summarized in the table below:

(In millions of Canadian dollars)
Revenue	$6
Operating expenses	$2
Interest expense on indebtedness	$3

The sensitivity analyses above assume that all other variables remain constant.

Through our U.S. dollar denominated debt, we are exposed to foreign exchange fluctuations. The following table contains our existing U.S. dollar denominated debt balances at the beginning of each respective period, which are net of our scheduled debt repayments, and based on the foreign exchange rate as at March 31, 2017.

(CAD millions)	Q2 2017	2018	2019	2020	2021	Thereafter
U.S. TLB Facility	$3,220.1	$3,195.9	$3,163.6	$3,131.3	$3,099.1	$3,066.8
Senior Notes	665.9	665.9	665.9	665.9	665.9	665.9
U.S. dollar denominated debt balances	$3,886.0	$3,861.8	$3,829.5	$3,797.2	$3,765.0	$3,732.7

Interest Rate Risk

We are exposed to interest rate risk on our cash and short-term investments and on our indebtedness, a portion of which includes a variable interest rate. Changes in the interest rates could impact the amount of interest that we receive or are required to pay.

We use, from time to time, interest rate swaps to hedge the interest rate risk related to our debt.

Our policy is that we do not use derivative instruments for speculative purposes. As at March 31, 2017, we had no interest rate swaps.

If the interest rates on our unhedged variable rate debt increased (decreased) by 0.25%, excluding the potential impact of interest rate floor, the result would be an decrease (increase) of $2 million to our net income for the three months ended March 31, 2017.

As at March 31, 2017, through our U.S. TLB Facility we are exposed to interest rate fluctuations. The following table contains the balance of the U.S. TLB facility at the beginning of each respective period, net of our scheduled repayments, and the foreign exchange rates as at March 31, 2017.

(CAD millions)	Q2 2017	2018	2019	2020	2021	Thereafter
U.S. TLB Facility(1)	$3,220.1	$3,195.9	$3,163.6	$3,131.3	$3,099.1	$3,066.8
(1)	U.S. TLB Facility is USD denominated and bears interest at Libor with a 0.75% floor plus a spread

NON-IFRS MEASURES

Consolidated EBITDA for Covenant Purposes

Under the terms of the Credit Agreement for our Senior Secured Credit Facilities, we are required to comply with a senior secured leverage ratio maintenance covenant as well as with other financial ratio covenants that impact, among other items, our ability to incur debt and make dividend payments.

If our Revolving Credit Facility is drawn, our Credit Agreement requires us to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default. We refer to this first lien net leverage ratio as the Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio.

Our Credit Agreement limits, among other items, our ability to incur debt and make dividend payments if the total leverage ratio is above 4.50:1.00, with certain exceptions. We refer to this total leverage ratio as the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA for the purposes of our Senior Secured Credit Facilities.

Our Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for Covenant Purposes is defined as net income (loss) for Telesat and Restricted Subsidiaries plus interest expense, net of cash interest income earned on cash and cash equivalents, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to share-based compensation expense and consulting fees payable to Loral. Additional sums which may be added include projected cost savings from an acquisition and lost revenue which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary, non-recurring gains and losses and non-cash gains and losses.

Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including non-cash gains or losses on derivative contracts). Unrestricted Subsidiaries are (a) any Subsidiary of Telesat that is formed or acquired after the closing date of the Credit Agreement, provided that such Subsidiary is designated as an Unrestricted Subsidiary, and (b) any Restricted Subsidiary subsequently re-designated as an Unrestricted Subsidiary.

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS or (2) cash flows from operating activities determined in accordance with IFRS. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such items as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant and other covenants on our Senior Secured Credit Facilities. Consolidated EBITDA for Covenant Purposes is a material component of these covenants. Non-compliance with the financial ratio maintenance covenant contained in our Senior Secured Credit Facilities could result in the requirement to immediately repay all amounts outstanding. This presentation of Consolidated EBITDA for Covenant Purposes is not comparable to other similarly titled measures of other companies because not all companies use identical calculations of EBITDA. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of net income, which is an IFRS measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which is publicly available at www.sec.gov.

(in CAD millions)	Twelve Months Ended March 31, 2017
Net income	$143.5
Impact of unrestricted subsidiary	—
Consolidated earnings for Covenant Purposes	143.5
Plus:
Income taxes (Note 1)	79.2
Interest expense (Note 1)	190.2
Depreciation and amortization expense (Note 1)	252.3
Non-cash share-based compensation	4.9

(in CAD millions)	Twelve Months Ended March 31, 2017
Other, primarily realized foreign exchange losses on refinancing	55.5
Increased by:
Non-cash gains on changes in fair value of financial instruments and swap obligations and cash gains on the value of swap obligations	(26.3)
Non-cash losses resulting from changes in foreign exchange rates	73.4
Consolidated EBITDA for Covenant Purposes	$772.7
Note 1:	Tax, interest, depreciation and amortization expense for covenant purposes excludes certain specific expenses as defined in the Credit Agreement. As a result, these items in the covenant calculation do not reconcile to the financial statement line items.

Consolidated Total Secured Debt for Covenant Purposes

Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes are non-IFRS measures. We believe that the inclusion of Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes herein are appropriate to provide additional information concerning the calculation of the financial ratio maintenance and other covenants under our Senior Secured Credit Facilities and provides information that is useful to an investor’s understanding of our compliance with these financial covenants.

The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

(in $ millions)	As at March 31, 2017
U.S. dollar denominated debt
Term Loan B U.S Facility (USD)	$2,417.9
8.875% Senior Notes (USD)	500.0
2,917.9
Foreign exchange adjustment	968.1
Subtotal (CAD)	3,886.0
Deferred financing costs, interest rate floor and prepayment option (CAD)	(113.5)
Indebtedness	$3,772.5

(in CAD $ millions)
Indebtedness	$3,772.5
Adjustments for covenant purposes:
Deferred financing costs, interest rate floor and prepayment option (CAD)	113.5
Less: cash and cash equivalents (max. $100 million USD)	(133.2)
Consolidated Total Debt for Covenant Purposes	$3,752.8
Less: unsecured debt (8.875% Senior Notes)	(665.9)
Consolidated Total Secured Debt for Covenant Purposes	$3,086.9

As at March 31, 2017, the Consolidated Total Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 4.86:1.00. The Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 3.99:1.00.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenue and expenses reported for the year. Actual results could differ from these estimates under different assumptions and conditions. For more details on these estimates, refer to Note 5 of our audited consolidated financial statements for the year ended December 31, 2016.

ACCOUNTING STANDARDS

Recent IFRS Accounting Pronouncements

The IASB periodically issues new and amended accounting standards. The new and amended standards determined to be applicable to us are disclosed below. The remaining new and amended standards have been excluded as they are not applicable.

Revenue

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB in May 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current revenue standard. We can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018. We are currently evaluating the impact of IFRS 15 on our consolidated financial statements.

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB in July 2014, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Impairments of financial assets are determined using a single impairment model that requires entities to recognize expected credit losses without requiring a triggering event to occur. Financial liabilities are measured using one of three measurement approaches (fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”), or amortized cost). Financial liabilities that are held-for-trading are measured at FVTPL, financial liabilities that are considered available for sale are measured at FVTOCI unless the FVTPL option is elected, while all other financial liabilities are measured at amortized cost unless the fair value option is elected. The treatment of embedded derivatives under the new standard is consistent with IAS 39. This standard is effective for annual periods beginning on or after January 1, 2018. We are currently evaluating the impact of IFRS 9 on our consolidated financial statements.

Leases

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016, and will replace IAS 17, Leases and related interpretations on leases. IFRS 16 will require a lessee to recognize a right-of-use asset and lease liability for all leases with a term of more than 12 months. The standard will also require that the depreciation of the leased assets be recorded separately from the interest expense on the lease liabilities on the statement of income. For lessors, IFRS 16 substantially carries forward the requirements of IAS 17. IFRS 16 also aligns the definition of a lease with the control based approach in IFRS 15. We can elect to use either a retrospective approach with full restatement of comparative information or a retrospective approach with the cumulative effect of initial application shown in retained earnings instead of the restatement of the comparative information. The standard is effective for annual periods beginning on or after January 1, 2019. Earlier adoption of the standard is permitted if it is applied in conjunction with IFRS 15. We are currently evaluating the impact of IFRS 16 on our consolidated financial statements.

Share-based payments

In June 2016, amendments were issued by the IASB to IFRS 2, Share-based payments. These amendments clarify the accounting treatment and disclosure requirements for certain types of share-based payment transactions, including cash-settled share-based payment transactions, share-based payment transactions with a net settlement feature for withholding tax obligations, as well as modifications to share-based payment transactions from cash settled to equity settled. These amendments are effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. We are currently evaluating the impact of these amendments on our consolidated financial statements.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

See Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the section “Market Risk”.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

We discuss certain legal proceedings in Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the SEC, in the section titled “Legal Proceedings”. We refer the reader to that discussion for information concerning those proceedings. There have been no material developments in those proceedings since the filing of that report.

Item 1A. Risk Factors

Our business and operations are subject to a significant number of known and unknown risks and uncertainties. The most significant of the known risks are summarized in, and the reader’s attention is directed to, the section titled “Risk Factors” of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the SEC. There have been no material changes to those risk factors since the filing of that report.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Reserved

Item 5. Other Information

None.

Item 6. Exhibits

None.